UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 25, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Puma Biotechnology Inc.

File No. 000-52811 - CF#27429

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Puma Biotechnology Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 11, 2011.

Based on representations by Puma Biotechnology Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 30, 2016
Exhibit 10.5	through October 11, 2016
Exhibit 10.6	through October 11, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel